Norske Skog

Skogn, 2002-08-16

United States Securities and Exchange Commission
Washington DC 20549

USA

SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2002
154
WASH. D.C. SECTION

02049638

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, August 16, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

M.Søftelund
for Oddrunn Ringstad

PROCESSED
SEP 0 6 2002
P THOMSON FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange August 16, 2002

dlw 9/5

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Message to Oslo Stock Exchange

NSG - Restructuring Norske Skog Parenco

On August 15, 2002, the management of Norske Skog Parenco informed the works council and the unions of an intended restructuring of the company. The restructuring, which will result in approximately 125 job losses, is amoung several measures taken by management to ensure the long term continuity of the company. The Dutch paper mill has a capacity of approximately 460,000 tons of newsprint and SC- papers per year and presently employs 690 people. Norske Skog Parenco will discuss a social plan with the works council and the unions.

In recent years, several steps have been taken to boost the efficiency of the machines and reduce operational costs at Parenco. However, the growing number of mergers in the paper industry, and amoung large publishing companies, and increased raw material prices have negatively influenced the results of Norske Skog Parenco during the past years, with the exception of 2001. The planned restructuring results in additional cost reductions and productivity gains.

The previous owners of the mill had informed the works council of a planned restructuring at the beginning of 2001, but execution was delayed due to the take-over by Norske Skogindustrier ASA in December 2001. After the ownership change, an investigation into a restructuring was continued. The restructuring is expected to be completed by 2003.

Oxenøen, August 16, 2002

NORSKE SKOG
Corporate Communications

Contact persons:
Financial markets: Jarle Langfjæran, VP Investor Relations, phone + 47 9097 8434
Media: Hanne Aaberg, VP Corporate Communications, phone + 47 67 59 90 29 or + 913 51 681